Exhibit 99.13:

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Unilever PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	The Leverhulme Trust
4. Full name of shareholder(s) (if different from 3.):	Nortrust Nominees Limited
5. Date of the transaction and date on which the threshold is crossed or reached:	14 November 2018
6. Date on which issuer notified:	15 November 2018
7. Threshold(s) that is/are crossed or reached:	Below 5%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary Shares of 3 1/9 pence ISIN GBOOB1ORZP78	68,531,182	68,531,182	58,427,138	58,427,138		4.987%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
58,427,138			4.987%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
N/A

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 1,171,577,188
14. Contact name:	Paul Read
15. Contact telephone number:	020 7042 9881

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